08028032

Section

FEB 29 2008

Washington, DC
103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 67456 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2007** (MM/DD/YY) AND ENDING **DECEMBER 31, 2007** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**RSG CAPITAL CORP.**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**7499 WEST ATLANTIC AVENUE**
**DELRAY BEACH, FL 33446**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Steven C. Bender** **646.290.7248**
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Carr, Riggs & Ingram, LLC**
*(Name - if individual, state last, first, middle name)*

**1031 W. Morse Blvd Suite 200** (Address) **Winter Park,** (City) **FL** (State) **32789** (Zip Code)

PROCESSED
MAR 20 2008
E
THOMSON
FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, **Steven C. Bender**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **RSG Capital Corp.** as of **DECEMBER 31, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

Signature

FINANCIAL + OPERATIONS PRINCIPAL
Title

Notary Public

KAREN M. MITCHELL
No. 01MI6138824
Notary Public, State of New York
Qualified in Erie County
My Commission Expires Dec. 27, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*Financial Statements*

RSG Capital Corp.

December 31, 2007

CARR, RIGGS & INGRAM, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, FL 32789
P | 407.644.7455
F | 407.628.5277
www.cricpa.com

CRI
CARR
RIGGS &
INGRAM

## Independent Auditor's Report

Stockholder
RSG Capital Corp.
Delray Beach, Florida

We have audited the accompanying statement of financial condition of RSG Capital Corp. as of December 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RSG Capital Corp. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, computation of net capital and computation of aggregate indebtedness, as of December 31, 2007, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Carr Riggs & Ingram LLC

February 26, 2008

RSG CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 100,192 |
| Deposits with clearing agent | 15,018 |
| | $ 115,210 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Liabilities: | |
| Accrued expenses | $ 8,123 |
| Stockholder's equity: | |
| Common stock, $1 par value; 100 shares authorized, issued and outstanding | 100 |
| Additional paid-in capital | 59,470 |
| Retained Earnings | 47,517 |
| | 107,087 |
| | $ 115,210 |

See notes to financial statements.

RSG CAPITAL CORP.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2007

| | |
|---|---|
| Revenues: | |
| Commissions | $ 203,319 |
| Other income | 37,523 |
| | 240,842 |
| Expenses: | |
| Commissions | 125,680 |
| Clearing charges | 9,430 |
| General and administrative | 53,755 |
| | 188,865 |
| Net income | $ 51,977 |

See notes to financial statements.

RSG CAPITAL CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2007

| | Common Stock | | Additional | Retained Earnings | |
|---|---|---|---|---|---|
| | Shares | Amount | Paid-In Capital | (Deficit) | Total |
| Balance, January 1, 2007 | 100 | $ 100 | $ 24,470 | $ (4,460) | $ 20,110 |
| Capital contributions | - | - | 35,000 | - | 35,000 |
| Net income for the year ended December 31, 2007 | - | - | - | 51,977 | 51,977 |
| Balance, December 31, 2007 | 100 | $ 100 | $ 59,470 | $ 47,517 | $ 107,087 |

See notes to financial statements.

RSG CAPITAL CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2007

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income | $ 51,977 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Increase in deposits with clearing agent | (15,018) |
| Increase in accrued expenses | 8,123 |
| Total adjustments | (6,895) |
| Net cash provided by operating activities | 45,082 |
| Cash flows from financing activities: | |
| Capital contributions and net cash provided by financing activities | 35,000 |
| Net increase in cash and cash equivalents | 80,082 |
| Cash and cash equivalents, beginning of year | 20,110 |
| Cash and cash equivalents, end of year | $ 100,192 |

See notes to financial statements.

RSG CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2007

1. Nature of operations and summary of significant accounting policies:

Nature of operations and organization:
RSG Capital Corporation was incorporated January 10, 2006 and began operations in March 2007 for the purpose of conducting business as a broker/dealer in general securities with retail investors. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulation Authority ("FINRA", formerly the NASD).

Cash and cash equivalents:
Cash and cash equivalents consist of amounts on deposit in checking and interest bearing bank accounts.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue and expense recognition:
The revenues of the Company are derived primarily from commissions earned on the sale of mutual funds. Commission income is recorded on the date of the transaction leading to the commission.

2. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

As of December 31, 2007, the Company had excess net capital of $57,087 and a net capital ratio of .08 to 1.

3. Related party transactions:

An affiliated company related through common ownership provides the office rental to RSG Capital Corporation. Annual payments for the lease are $12,000 and the lease expires in February 2012.

3. Related party transactions - continued:

Approximate future minimum lease payments for years ending December 31 are as follows:

| | |
|---|---|
| 2008 | $ 12,000 |
| 2009 | 12,000 |
| 2010 | 12,000 |
| 2011 | 12,000 |
| 2012 | 2,000 |
| | $ 50,000 |

For the year ended December 31, 2007, the Company incurred rental expenses of $9,954 for office space provided by the affiliated company.

4. Liability subordinated to the claims of creditors:

None of the Company's liabilities have been subordinated to the claims of general creditors at December 31, 2007.

5. Supplementary disclosures of cash flow information:

Cash was paid during the year for:

| | |
|---|---|
| Interest | $ - |
| Income taxes | $ - |

RSG CAPITAL CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

| | |
|---|---|
| Net capital | |
| Total stockholder's equity | $ 107,087 |
| | |
| Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2007) | |
| Net capital, as reported in Company's Part II FOCUS report | $ 88,895 |
| | |
| Audit Adjustments: | |
| Adjustment to eliminate income taxes payable | 18,192 |
| | $ 107,087 |

See auditor's report

RSG CAPITAL CORP.

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17a-5 OF SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

| | |
|---|---|
| Aggregate indebtedness: | |
| Accrued expenses | $ 8,123 |
| Aggregate indebtedness | |
| Ratio of aggregate indebtedness to net capital | 0.08 to 1 |

CRI
CARR
RIGGS &
INGRAM

CARR, RIGGS & INGRAM, LLC

1031 West Morse Boulevard
Suite 200
Winter Park, FL 32789

P | 407.644.7455
F | 407.628.5277
www.cricpa.com

## Independent Auditor's Report
## On Internal Control Required By SEC Rule 17a-5

Stockholder
RSG Capital Corp.
Delray Beach, Florida

In planning and performing our audit of the financial statements and supplemental schedules of RSG Capital Corp. (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission, (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carr Riggs & Ingram LLC

February 26, 2008

END